Catalyst Pharmaceuticals, Inc.

355 Alhambra Circle

Suite 1250

Coral Gables, FL 33134

December 6, 2019

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Kevin Vaughn

Re:	CatalystPharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 18, 2019
File No. 001-33057

Dear Ms. Torney and Mr. Vaughn:

Catalyst Pharmaceuticals, Inc. (the “Company”) submits this letter in response to the Staff’s comment letter, dated November 8, 2019, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2018 (the “Form 10-K”) that was filed on March 18, 2019. For your convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Notes to the Financial Statements

7         Collaborative Arrangement, page F-16

1.

With regards to the collaboration and license agreement with Endo Ventures Limited, please revise your future filings to quantify the aggregate amount of potential milestone payments. Further, tell us and disclose in future filings how milestone payments will be recognized into revenue and whether they are substantive or non-substantive.

Under the Development, License and Commercialization Agreement, dated December 18, 2018 (the “Agreement”) between the Company and Endo Ventures Limited (“Endo”), Endo is required to pay the Company the following milestone payments:

•	$500,000 upon the signing of the Agreement; and

•	Either:

○	$3,000,000 if, upon commercial launch, no generic equivalent to Sabril® had been commercially sold in the United States by any third party; or

○	$2,000,000 if, upon commercial launch, a generic equivalent to Sabril® had already been commercially sold in the United States by any third party.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 6, 2019

The Company disclosed in Note 7 to its Financial Statements included with its Form 10-K that it previously received the $500,000 upfront license fee from Endo, and it will disclose in future filings with the SEC the additional milestone payment that can be earned and the contingency that must be satisfied in order for the Company to earn the milestone payment.

If the milestone payment described above is earned, the Company will report the full amount earned as revenues from collaborative arrangement in its Consolidated Statements of Operations for the fiscal reporting period in which the milestone is earned. In that regard, please be advised that the milestone that can be earned by the Company under the Agreement has not yet been earned.

Finally, the Company believes that under ASC 605-28, achievement of the milestone will be substantive and there will be no substantive uncertainty once the milestone is achieved.

*        *        *         *        *

As requested, the Company will begin reporting on the aggregate amount of potential milestone payments and what will be required for the Company to earn the above-described milestone in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Thank you for your continued assistance with this filing. If you have any questions, please call me at (305) 420-3200 or our counsel, Philip Schwartz at Akerman LLP at (954) 468-2455.

Sincerely,

CATALYST PHARMACEUTICALS, INC.

/s/ Alicia Grande
Alicia Grande
Vice President, Treasurer and Chief Financial Officer

cc:	Patrick McEnany, Chairman, President and Chief Executive Officer
Catalyst Pharmaceuticals, Inc.
Philip B. Schwartz, Esq.
Akerman LLP
Andrew E. Schwartz, Esq.
Akerman LLP